UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Initial)
RLJ ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74965F104
(CUSIP Number)
Todd Forrest
Managing Member and Chief Financial Officer
JH Evergreen Management, LLC
451 Jackson Street
San Francisco, CA 94111
Tel: (415) 364-0300
Fax: (415) 364-0333
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 20, 2015
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
(Continued on following pages)

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          JH EVERGREEN MANAGEMENT, LLC
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          oo
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          11,891,652
8SHARED VOTING POWER
          0
9SOLE DISPOSITIVE POWER
          11,891,652
10SHARED DISPOSITIVE POWER
          0
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,891,652
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          52.3%
14TYPE OF REPORTING PERSON
          IA

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          JH PARTNERS EVERGREEN FUND, L.P.
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          oo
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          8,932,606
8SHARED VOTING POWER
          0
9SOLE DISPOSITIVE POWER
          8,932,606
10SHARED DISPOSITIVE POWER
          0
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,932,606
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          44.0%
14TYPE OF REPORTING PERSON
          IA

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          JH INVESTMENT PARTNERS III, L.P.
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          oo
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          1,208,099
8SHARED VOTING POWER
          0
9SOLE DISPOSITIVE POWER
          1,208,099
10SHARED DISPOSITIVE POWER
          0
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,208,099
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.7%
14TYPE OF REPORTING PERSON
          IA

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          JH INVESTMENT PARTNERS GP FUND III, LLC
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          oo
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          555,138
8SHARED VOTING POWER
          0
9SOLE DISPOSITIVE POWER
          555,138
10SHARED DISPOSITIVE POWER
          0
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          555,138
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.2%
14TYPE OF REPORTING PERSON
          IA

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          FORRESTAL, LLC
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          oo
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          1,195,809
8SHARED VOTING POWER
          0
9SOLE DISPOSITIVE POWER
          1,195,809
10SHARED DISPOSITIVE POWER
          0
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,195,809
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          8.6%
14TYPE OF REPORTING PERSON
          IA

11NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          JOHN C. HANSEN
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)//(b)/X/
3SEC USE ONLY
4SOURCE OF FUNDS
          oo
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
6CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7SOLE VOTING POWER
          11,891,652
8SHARED VOTING POWER
          0
9SOLE DISPOSITIVE POWER
          11,891,652
10SHARED DISPOSITIVE POWER
          0
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,891,652
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES// 13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          52.3%
14TYPE OF REPORTING PERSON
          IA


SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
RLJ ENTERTAINMENT, INC.
ITEM 1.SECURITY AND ISSUER.
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the Common Stock), of RLJ Entertainment, Inc., a Nevada corporation (the Issuer). The principal executive offices of the Issuer arelocated at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland, 20910.

ITEM 2.IDENTITY AND BACKGROUND.
(a),(f)This statement is being filed by JH Evergreen Management, LLC, a Delaware limited liability company (JH Evergreen Management), JH Partners Evergreen Fund, L.P., a Delaware limited partnership
(JH Evergreen), JH Investment Partners III, LP, a Delaware limited partnership (JHIP III), JH Investment Partners GP Fund III, LLC, a
Delaware limited liability company (JHIP GP III), Forrestal, LLC, a
Delaware limited liability company (Forrestal), and Mr. John C. Hansen, a United States citizen (Mr. Hansen). JH Evergreen Management, JH
Evergreen, JHIP III, JHIP GP III, Forrestal and Mr. Hansen (collectively, the Reporting Persons) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons. Mr. Hansen is the Managing Member of JH Evergreen Management. JH Evergreen Management is the sole general partner of JH Evergreen and JHIP III and is the sole manager of JHIP GP III and Forrestal. The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, is the beneficial owner of any shares of the Common Stock. The Reporting Persons have entered into a joint filing agreement, dated as of June 8, 2015, a copy of which is filed herewith as Exhibit 99.1.
(b)The address of each of the Reporting Persons is 451 Jackson St, San Francisco, CA 94111.
(c)The principal business of each of JH Evergreen, JHIP III, JHIP GP III and Forrestal is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of JH Evergreen Management is to be the sole general partner of JH Evergreen and JHIP III and to be the sole manager of JHIP GP III and Forrestal. The principal occupation of Mr. Hansen is to act as Managing Member of JH Evergreen Management and as managing member of entities acting as general partner or manager of certain other affiliated funds.
(d)(e)None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On October 3, 2012, pursuant to the Agreement and Plan of Merger, dated as of April 2, 2012 (the Merger Agreement), by and among the Issuer, RLJ Acquisition, Inc., Acorn Media Group, Inc., Image Entertainment, Inc.
(Image), Image/Madacy Home Entertainment, LLC, RLJ Merger Sub I, Inc. and
RLJ Merger Sub II, Inc. (Image Sub), Image Sub was merged with and into
Image and Image became a wholly owned subsidiary of the Issuer (the Merger). Upon completion of the Merger, the Reporting Persons received 0.00972 shares of the Issuers common stock for each share of Image common stock held by them. Immediately prior to the consummation of the Merger, and pursuant to the Preferred Stock Purchase Agreement, dated as of April 2, 2012 and amended by Amendment No. 1 to Preferred Stock Purchase Agreement, dated as of
October 3, 2012 (the Preferred Stock Purchase Agreement), by and among the Issuer, RLJ Acquisition, Inc. and the holders of Images
Series B Cumulative Preferred Stock (the Preferred Stock), such holders sold all of the outstanding shares of Preferred Stock to RLJ Acquisition, Inc. for cash, unsecured subordinated promissory notes, shares of the Issues common stock and warrants to purchase shares of the Issuers common stock at an exercise price of $12 per share.
On May 14, 2015, the JH Evergreen, JHIP III, JHIP GP III and Forrestal the JH Investors) and the Issuer entered into a Securities Purchase
Agreement (the Purchase Agreement) pursuant to which the JH Investors agreed to convert an aggregate of $7,479,432 of subordinated notes of the Issuer held by them into an aggregate of 7,479.432 shares of Series B-1 Convertible Preferred Stock (convertible into 7,479,432 shares of common stock)and warrants to purchase an aggregate of 2,243,830 shares of common stock at an exercise price of $1.50 per share.
ITEM 4.PURPOSE OF THE TRANSACTION.
The Reporting Persons acquired the securities for investment purposes, and such purchases have been made in the Reporting Persons ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:
(i) purchase additional securities, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the securities, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of Schedule 13D.
Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, members of the Issuers management team, members of the Board of Directors of the Issuer, shareholders, investors, existing or potential strategic partners, potential acquirers or competitors, financing sources, financial and other similar advisers, industry analysts, and /or other third parties regarding the Issuer, including, but not limited to, exploring alternatives for enhancing shareholder value.Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule
13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.
The Reporting Persons are deemed to have voting and dispositive power over 11,891,652 shares, which equates approximately to 52.23% of the total shares of common stock, based on 12,895,772 outstanding shares of common stock and assuming full conversion of the Series B-1 Convertible Preferred Stock and full exercise of the warrants held by the Reporting Persons. JH Evergreen Management beneficially owns 11,891,652 shares of common stock, including 7,479,432 shares issuable upon conversion of 7,479.432 shares of Series B-1 Convertible Preferred Stock, 2,243,830 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 134,114 shares issuable upon exercise of warrants with an exercise price of $12 per share.
JH Evergreen Management disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. JH Evergreen beneficially owns 8,932,606 shares of common stock, including 5,618,282 shares issuable upon conversion of 5,618.282 shares of Series B-1 Convertible Preferred Stock, 1,685,485 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 100,742 shares issuable upon exercise of warrants with an exercise price of $12 per share. JHIP III beneficially owns 1,208,099 shares of common stock, including 759,854 shares issuable upon conversion of 759.854 shares of Series B-1 Convertible Preferred Stock, 227,956 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 13,625 shares issuable upon exercise of warrants with an exercise price of $12 per share. JHIP GP III beneficially owns 555,138 shares of common stock, including 349,175 shares issuable upon conversion of 349.175 shares of Series B-1 Convertible Preferred Stock, 104,753 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 6,261 shares issuable upon exercise of warrants with an exercise price of $12 per share. Forrestal beneficially owns 1,195,809 shares of common stock, including 752,121 shares issuable uponconversion of 752.121 shares of Series B-1 Convertible Preferred Stock, 225,636 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 13,486 shares issuable upon exercise of warrants with an exercise price of $12 per share. Mr. Hansen beneficially owns 11,891,652 shares of common stock, including 7,479,432 shares issuable upon conversion of 7,479.432 shares of Series B-1 Convertible Preferred Stock, 2,243,830 shares issuable upon exercise of warrants with an exercise price of $1.50 per share and 134,114 shares issuable upon exercise of warrants with an exercise price of $12 per share. Mr. Hansen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares it beneficially owns.On May 14, 2015, the JH Investors and the Issuer entered into the Purchase Agreement pursuant to which the JH Investors agreed to convert an aggregate of $7,479,432 of subordinated notes of the Issuer held by them into an aggregate of 7,479.432 shares of Series B-1 Convertible Preferred Stock (convertible into 7,479,432 shares of common stock)and warrants to purchase an aggregate of 2,243,830 shares of common stock at an exercise price of $1.50 per share.
ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.
N/A
ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.
99.1 Joint Filing Agreement, among (i) JH Evergreen Management, a Delaware limited liability company; (ii) JH Partners Evergreen Fund, L.P., a
Delaware limited partnership (or JH Evergreen); (iii) JH Investment Partners III, LP, A Delaware limited partnership (or JHIP III); (iv) JH Investment Partners GP Fund III, LLC, a Delaware limited liability company
(or JHIP GP III); (v) Forrestal, LLC, a Delaware limited liability company (or Forrestal); and (vi) John C. Hansen.

SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
       DATED:  June 10, 2015

JH EVERGREEN MANAGEMENT, LLC

By: /s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JH PARTNERS EVERGREEN FUND, L.P.

	By: JH Evergreen Management, LLC
	Its: General Partner

	By: /s/ TODD FORREST
	Name: Todd Forrest
	Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS III, L.P.

	By: JH Evergreen Management, LLC
	Its: General Partner

	By: /s/ TODD FORREST
	Name: Todd Forrest
	Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS GP FUND III, LLC

	By: JH Evergreen Management, LLC
	Its: Manager

	By: /s/ TODD FORREST
	Name: Todd Forrest
	Title: Managing Member and Chief Financial Officer

FORRESTAL, LLC

By: JH Evergreen Management, LLC
Its: Manager

By:/s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JOHN C. HANSEN

/s/ JOHN C. HANSEN
John C. Hansen


JOINT FILING AGREEMENT
	In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934,
	as amended, the undersigned agree to the joint filing on behalf of each of
	them of a Statement on Schedule 13G (including any and all amendments
	thereto) with respect to the common stock of RLJ Entertainment, Inc., and
	further agree that this Agreement shall be included as an exhibit to such
	joint filings.
	This Agreement may be executed in one or more counterparts,
	each of which shall be deemed to be an original instrument, but all of such
	counterparts together shall constitute but one agreement.
	In evidence thereof the undersigned, being duly authorized, hereby
	execute this Agreement as of this June 10, 2015.

JH EVERGREEN MANAGEMENT, LLC

By: /s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JH PARTNERS EVERGREEN FUND, L.P.

	By: JH Evergreen Management, LLC
	Its: General Partner

	By: /s/ TODD FORREST
	Name: Todd Forrest
	Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS III, L.P.

	By: JH Evergreen Management, LLC
	Its: General Partner

	By: /s/ TODD FORREST
	Name: Todd Forrest
	Title: Managing Member and Chief Financial Officer

JH INVESTMENT PARTNERS GP FUND III, LLC

	By: JH Evergreen Management, LLC
	Its: Manager

	By: /s/ TODD FORREST
	Name: Todd Forrest
	Title: Managing Member and Chief Financial Officer

FORRESTAL, LLC

By: JH Evergreen Management, LLC
Its: Manager

By:/s/ TODD FORREST
Name: Todd Forrest
Title: Managing Member and Chief Financial Officer

JOHN C. HANSEN

/s/ JOHN C. HANSEN
John C. Hansen